Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of March 17, 2020, MBC Funding II Corp. (the “Company”, “we”, “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), consisting of 6% Senior Secured Notes, due April 22, 2026 (the “Notes”). The following description of the Notes is a summary only. This summary is not complete and is qualified in its entirety by reference to the Indenture, dated April 25, 2016 (the “Indenture”), between the Company, as issuer, Manhattan Bridge Capital, Inc., as guarantor (the “Guarantor”), and Worldwide Stock Transfer LLC, as trustee (the “Indenture Trustee”), as note register and as paying agent. The Indenture is filed as an exhibit to this Annual Report on Form 10-K of which this Exhibit 4.2 forms a part.

General

We issued an aggregate principal amount of $6,000,000 of the Notes on April 25, 2016. The Notes have a principal amount of $1,000 each. Unless redeemed earlier as set forth in the Indenture, the entire outstanding principal balance of the Notes and all accrued but unpaid interest thereon will become due and payable on April 22, 2026. As of March 17, 2020, we had an aggregate principal amount of $6,000,000 of the Notes outstanding.

Interest

Interest accrues on the Notes commencing on May 16, 2016. The accrued interest is payable monthly in cash, in arrears, on the 15th day of each calendar month commencing June 2016.

Ranking

The Notes are our senior secured obligations. The payment of principal and interest on the Notes is structurally senior to all present and future claims of our creditors.

Security

The Notes are secured by all of our assets, which consist primarily of a pool of mortgage loans, each of which is secured by first priority liens on real estate, and cash.

Redemption

Optional Redemption

We may redeem the Notes, in whole or in part, at any time after April 22, 2019 upon at least 30 days prior written notice to any party holding a Note (each referred to as a “Noteholder” and collectively the “Noteholders”). The redemption price will be equal to the outstanding principal amount of the Notes redeemed plus the accrued but unpaid interest thereon up to, but not including, the date of redemption, without penalty or premium; provided that (i) if the Notes are redeemed on or after April 22, 2019 but prior to April 22, 2020, the redemption price will be 103% of the principal amount of the Notes redeemed and (ii) if the Notes are redeemed on or after April 22, 2020 but prior to April 22, 2021, the redemption price will be 101.5% of the principal amount of the Notes redeemed plus, in either case, the accrued but unpaid interest on the Notes redeemed up to, but not including, the date of redemption.

Each Noteholder has the right to cause us to redeem his, her or its Notes on April 22, 2021. The redemption price will be equal to the outstanding principal amount of the Notes redeemed plus the accrued but unpaid interest up to, but not including, the date of redemption, without penalty or premium. In order to exercise this right, the Noteholder must notify us, in writing, no earlier than November 22, 2020 and no later than January 22, 2021. All Notes that are subject to a proper and timely notice will be redeemed on April 22, 2021. Any Noteholder who fails to make a proper and timely election will be deemed to have waived his, her or its right to have his, her or its Notes redeemed prior to the maturity date.

Obligation to Redeem

We are obligated to offer to redeem the Notes in the event of a “change of control” (as defined in the Indenture), with respect to us or the Guarantor or if we or the Guarantor sell any assets, unless, in the case of an asset sale, the proceeds are reinvested in the business of the seller. The redemption price in connection with a “change of control” will be 101% of the principal amount of the Notes redeemed plus accrued but unpaid interest thereon up to, but not including, the date of redemption. The redemption price in connection with an asset sale will be the outstanding principal amount of the Notes redeemed plus accrued but unpaid interest thereon up to, but not including, the date of redemption.

Listing

The Notes are listed on the NYSE American and traded under the symbol “LOAN/26”.

Sinking Fund

The Notes are not associated with any sinking fund.

Transfers

The Notes are transferable in accordance with the terms and conditions set forth in the Indenture. For Notes that are represented by a global certificate held by a depositary or its nominee, transfers of beneficial interests in such certificate must be effected in accordance with the procedures and rules of the depositary. Upon transfer of a Note, we will provide the new registered Noteholder with a purchase confirmation that will evidence the transfer of the account on our records. If applicable (e.g., if transferred to a custodial account), a new certificate will be issued. Nevertheless, no written confirmations will be provided with respect to transfers of beneficial interests in a global certificate held by a depositary or its nominee.

Restrictive Covenants

The Indenture contains covenants that restrict us from certain actions. In particular, the Indenture provides that:

●	the Company will not declare or pay any dividends or other payments of cash or other property solely in respect of its capital stock to its shareholders unless no default and no event of default with respect to the Notes exists or would exist immediately following the declaration or payment of the dividend or other payment;

●	to the extent legally permissible, the Company will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, which may affect the covenants or the performance of the Indenture;

●	the aggregate principal amount of the mortgage loans owned by the Company plus its cash on hand always must be equal to at least 120% of the outstanding principal amount of the Notes;

●	neither the Company’s board of directors nor the Guarantor’s board of directors will adopt a plan of liquidation that provides for, contemplates or the effectuation of which is preceded by (a) the sale, lease, conveyance or other disposition of all or substantially all of the Company’s or the Guarantor’s assets, as the case may be, otherwise than (i) substantially as an entirety, or (ii) in a qualified sales and financing transaction, and (b) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and of the Guarantor’s remaining assets to the holders of its capital stock, unless, prior to making any liquidating distribution pursuant to such plan, the Company makes provision for the satisfaction of its obligations under the Notes; and

●	the Company may not incur any additional indebtednesss.

Consolidation, Mergers or Sales

The Indenture generally permits a consolidation or merger between us and another entity. It also permits the sale or transfer by us of all or substantially all of our property and assets. These transactions are permitted if:

●	the resulting or acquiring entity, if other than us, is a United States corporation, limited liability company or limited partnership and assumes all of our responsibilities and liabilities under the Indenture, including the payment of all amounts due on the Notes and performance of the covenants in the Indenture; and

●	immediately after the transaction, and after giving effect to the transaction, no event of default exists under the Indenture.

If the Company consolidates or merges with or into any other entity or sells or leases all or substantially all of its assets, according to the terms and conditions of the Indenture, the resulting or acquiring entity will be substituted for the Company in the Indenture with the same effect as if it had been an original party to the Indenture. As a result, the successor entity may exercise the Company’s rights and powers under the Indenture in the Company’s name, and the Company (as an entity) will be released from all its liabilities and obligations under the Indenture and under the Notes. Nevertheless, no such transaction will by itself eliminate or modify the collateral that the Company has provided as security for its obligations under the Indenture.

Events of Default and Remedies

The Indenture provides that each of the following constitutes an event of default (“Event of Default”):

●	the failure to pay principal on any Note after it becomes due and payable;

●	the failure to pay interest on any Note or any other fees for a period of 30 days after they become due and payable;

●	a failure to observe or perform certain material covenants, conditions or agreements in the Indenture immediately upon such failure, and a failure to observe or perform certain other material covenants, conditions or agreements in the Indenture but only after notice of failure from the Indenture Trustee or from the holders of 25% in aggregate principal amount of the then outstanding Notes and such failure is not cured within 30 days;

●	any judgment is rendered or filed against the Company or the Guarantor or with respect to any of its respective assets or which could reasonably be expected to have a material adverse effect (as defined in the Indenture);

●	any representation or warranty made by the Company or the Guarantor in the Indenture or any related agreement, document or financial or other statement shall prove to have been incorrect or misleading in any material respect on the date when made or deemed to have been made;

●	any default, termination or material breach of the Indenture or any other agreement entered into in connection with this offering, including any agreement creating or granting a lien or other security interest in the collateral, as well as any guaranty entered into in connection with the Notes or if any guarantor attempts to terminate, challenge the validity of or its liability under the related guaranty agreement or guarantor pledge agreement;

●	certain events of bankruptcy, insolvency or reorganization with respect to the Company or the Guarantor;

●	any transfer of collateral other than as explicitly permitted under the Indenture;

●	any default under the Indenture;

●	the Guarantor fails to make a payment on any material indebtedness when due or any default or event of default has occurred under the Webster Credit Agreement or any extension or replacement thereof or successor thereto; or

●	the cessation of our or the Guarantor’s business.

The Indenture requires that we give immediate notice to the Indenture Trustee upon the occurrence of an event of default, unless it has been cured or waived. The Indenture Trustee may then provide notice to the Noteholders or withhold the notice if the Indenture Trustee determines in good faith that withholding the notice is in the Noteholder’s best interest, unless the default is a failure to pay principal or interest on any Note.

If an event of default occurs, the Indenture Trustee, at the written direction of the holders of at least 30% in principal amount of the outstanding Notes, must declare the unpaid principal and all accrued but unpaid interest on the Notes to be immediately due and payable unless Noteholders holding Notes representing a majority of the outstanding principal amount of Notes rescind that direction in writing.

Amendment, Supplement and Waiver

Except as provided in the Indenture, the terms of the Indenture or the Notes then outstanding may be amended, supplemented or waived with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (which consent will be presumed if a Noteholder does not object within 30 days of a request for consent), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the affirmative consent of the holders of a majority in principal amount of the then outstanding Notes.

Notwithstanding the foregoing, an amendment or waiver will not be effective with respect to the Notes held by a Noteholder who has not consented if such amendment or waiver:

●	reduces the principal of, or changes the fixed maturity of, any Note;

●	reduces the rate of or changes the time for payment of interest, including default interest, on any Note;

●	reduces the premium payable upon the redemption of any Note or changes the time at which any Note may be redeemed as described in the Indenture and the Notes;

●	waives a default or event of default in the payment of principal or interest on the Notes, except for a rescission or withdrawal of acceleration of the Notes made by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration;

●	changes the currency of principal or interest payments on the Notes;

●	impairs the rights of Noteholders to receive any payments when due pursuant to the terms of the Indenture;

●	releases any guarantors of their obligations in connection with the Notes or releases any collateral that secures the obligations under the Notes;

●	modifies any “change of control offer” or “net proceeds offer” (as defined in the Indenture);

●	causes the Notes or the Guarantor’s guaranty or any subsequent guarantors to become contractually subordinate to any other indebtedness;

●	reduces the percentage of the principal amount of outstanding Notes necessary to effectuate any amendments or waivers to the Indenture or the Notes; or

●	makes any change in the provisions of the Indenture relating to amendments or waivers or the rights of Noteholders to receive payments of principal of or interest on the Notes.

Notwithstanding the foregoing, the following kinds of amendments or supplements to the Indenture may be effected by the Company and the Indenture Trustee without the consent of any Noteholder:

●	to cure any ambiguity, defect or inconsistency;

●	to provide for assumption of the Company’s obligations to the Noteholders in the event of a merger, consolidation or sale of all or substantially all of the Company’s assets;

●	to provide for additional uncertificated or certificated Notes;

●	to make any change that does not materially and adversely affect the legal rights under the Indenture of any Noteholder;

●	to comply with requirements of the SEC in order to comply with applicable federal or state laws or regulations; or

●	to comply with the rules or policies of a depositary of the Notes.

Rights of Noteholders

The Noteholders have limited rights to vote on our actions as set forth in the Indenture. In general, the Noteholders have the right to vote on whether or not to approve some amendments to the Indenture. The Noteholders also have the right to direct some actions that the Indenture Trustee takes if there is an event of default with respect to the Notes.

Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for some of the remedies available, except as otherwise provided in the Indenture. The Indenture Trustee may require reasonable indemnity, satisfactory to the Indenture Trustee, from Noteholders before acting at their direction.

The Indenture Trustee

General

The duties of the Indenture Trustee include the following:

●	confirm that the Notes have been duly executed by an authorized officer of the Company;

●	receive, possess, hold, preserve and maintain the collateral for the benefit of the Noteholders;

●	make, or cause to be made, all filings it deems required or necessary to preserve the liens created by the Indenture;

●	provide exception reports in the event there is any “defect” in the collateral;

●	transfer, exchange or replace all or any specific item included in the “collateral pool” as appropriate or necessary;

●	maintain a current register for the Notes for the purpose of registering the Notes and transfers and exchanges of Notes;

●	collect payments of interest and principal due and with respect to the Notes from the Company;

●	make payments of interest and principal due and payable with respect to the Notes to the registered holders thereof ; and

●	upon the occurrence of an Event of Default, exercise the rights and remedies of the Noteholders on their behalf.

Under the terms of the Indenture, the Indenture Trustee is required to use the same degree of care with respect to the collateral that a reasonable person would use with respect to its own property. Barring an Event of Default, the Indenture Trustee is not required to service the mortgage loans included in the collateral or to make any determination regarding the quality of the collateral or the security interest therein. Upon the occurrence of an Event of Default, the Indenture Trustee is responsible for preserving the collateral, which may include in case of the mortgage loans, servicing the mortgage loans and/or disposing of the collateral for the benefit of the Noteholders.

The Indenture contains certain limitations on the rights of the Indenture Trustee, should it become one of the Company’s creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any claim as security or otherwise. The Indenture Trustee will be permitted to engage in other transactions with the Company or the Guarantor.

Subject to certain exceptions, the holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Indenture Trustee. The Indenture provides that if an event of default specified in the Indenture shall occur and not be cured, the Indenture Trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to such provisions, the Indenture Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Noteholder, unless the Noteholder shall have offered to the Indenture Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Resignation or Removal of the Indenture Trustee

The Indenture Trustee may resign at any time or may be removed by the holders of a majority of the aggregate principal amount of the outstanding Notes. In addition, we may remove the Indenture Trustee for certain failures in its duties, including the insolvency of the Indenture Trustee. Nevertheless, no resignation or removal of the Indenture Trustee may become effective until a successor has accepted the appointment as provided in the Indenture.

Reports to the Indenture Trustee

We will provide the Indenture Trustee with (i) a calculation date report by the 15th day of each calendar quarter containing a calculation of the debt coverage ratio that includes a summary of all cash, mortgage receivables serving as collateral, as well as the Company’s total outstanding indebtedness including outstanding principal balances, interest credited and paid, transfers made, any redemption or repayment and interest rate paid; (ii) copies of the Guarantor’s unaudited quarterly consolidated financial statements, no earlier than when the same become a matter of public record; (iii) copies of the Guarantor’s audited consolidated annual financial statements no earlier than when the same becomes a matter of public record; and (iv) any additional information reasonably requested by the Indenture Trustee.

Certain Charges

The Company and its servicing agents, if any, may assess service charges for changing the registration of any Note to reflect a change in name of the holder, multiple changes in interest payment dates or transfers (whether by operation of law or otherwise) of a Note by the holder to another person. The Indenture permits us to set off, against amounts otherwise payable under the Notes, the amount of these charges.

Satisfaction and Discharge of Indenture

The Indenture shall cease to be of further effect upon the payment in full of all of the outstanding Notes and the delivery of an officer’s certificate to the Indenture Trustee stating that the Company does not intend to issue additional Notes under the Indenture or, with certain limitations, upon deposit with the Indenture Trustee of funds sufficient for the payment in full of all of the outstanding Notes.